FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: March 30, 2016
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

15 Abba Even Street
Herzliya 4672533, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein are the following documents:

1.	The Registrant’s Notice of a Special General Meeting of Shareholders and Proxy Statement for its Special General Meeting of Shareholders.

2.	Proxy card for use in connection with the Registrant’s Special General Meeting of Shareholders.

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688; 333-148774; 333-198519) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: March 30, 2016

2

OPTIBASE LTD.
8 Hamanofim Street
Herzliya, Israel
972-73-7073700

Dear Shareholder,

You are cordially invited to attend the Special General Meeting of Shareholders of Optibase Ltd. (the “Company”) to be held at 6:00 p.m., Israel time, on Monday, May 16, 2016, at the Company’s offices at 8 Hamanofim Street, Herzliya, Israel.

The purpose of this meeting is set forth in the accompanying Notice of Meeting and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote “FOR” Proposals No. 1 through 2, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than two business days before the meeting.

Thank you for your continued cooperation.

Very truly yours,

Alex Hilman,
Executive Chairman of the Board of Directors

Herzliya, Israel
March 30, 2016

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

OPTIBASE LTD.
8 Hamanofim Street
Herzliya, Israel
972-73-7073700

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Optibase Ltd. (the “Company”) will be held at 6:00 p.m., Israel time, on Monday, May 16, 2016, at the Company’s offices at 8 Hamanofim Street, Herzliya, Israel, for the following purposes:

1.           To approve an amendment to the compensation terms of Mr. Shlomo (Tom) Wyler, who is affiliated with the Company's controlling shareholder, as the Chief Executive Officer of Optibase Inc., the Company's subsidiary; and

2.           To approve certain amendments to the compensation terms of Mr. Amir Philips, the Company’s Chief Executive Officer.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Only shareholders of record at the close of the trading day of April 6, 2016, are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s register of shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

By Order of the Board of Directors,

Alex hilman,
Executive Chairman of the Board of Directors

Herzliya, Israel
March 30, 2016

ii

OPTIBASE LTD.
8 Hamanofim Street
Herzliya, Israel
972-73-7073700

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.65 nominal value (the “Shares”), of Optibase Ltd. (the “Company”) in connection with the solicitation of proxies by the management and board of directors of the Company (the “Board of Directors”) for use at the Special General Meeting of Shareholders (the “Meeting”) to be held at 6:00 p.m., Israel time, on Monday, May 16, 2016, at the Company’s offices at 8 Hamanofim Street, Herzliya, Israel, or at any adjournment thereof, pursuant to the accompanying notice of meeting (the “Notice”).

At the Meeting, the shareholders will be asked to consider and vote on the following matters:

1.           To approve an amendment to the compensation terms of Mr. Shlomo (Tom) Wyler, who is affiliated with the Company's controlling shareholder, as the Chief Executive Officer of Optibase Inc., the Company's subsidiary; and

2.           To approve certain amendments to the compensation terms of Mr. Amir Philips, the Company’s Chief Executive Officer.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

The approval of Proposal No. 1 requires the affirmative vote of shareholders participating in the voting at the Meeting in person or by proxy; provided, that (i) such majority vote at the Meeting shall include a majority of the total votes of shareholders participating in the voting at the Meeting in person or by proxy who do not have a personal interest in the approval of the proposal (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The approval of Proposal No. 2 requires the affirmative vote of shareholders participating in the voting at the Meeting in person or by proxy; provided, that (i) such majority vote at the Meeting shall include a majority of the total votes of shareholders participating in the voting at the Meeting in person or by proxy who (a) are not controlling shareholders of the Company or (b) do not have a personal interest in the approval of the proposal (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under the Companies Law, each shareholder that attends the Meeting in person shall, prior to exercising such shareholder's voting rights at the Meeting, advise the Company whether or not that shareholder is a controlling shareholder of the Company or someone on its behalf with respect to the approval of Proposal No. 2 and whether or not that shareholder has a personal interest (as defined herein) with respect to the approval of each of Proposals No. 1 and 2. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder is a controlling shareholder of the Company or someone on its behalf with respect to the approval of Proposal No. 2. Shareholders who do not so indicate will not be eligible to vote their Shares as to such proposals.

The Companies Law defines a "personal interest" as a personal interest of a person in an act or transaction of a company, including:

(i)           a personal interest of that person's relative (i.e. spouse, sibling, parent, grandparent, child, child sibling and parent of such person's spouse or the spouse of any of the above); or

(ii)          a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity's issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding a company's shares will not be deemed a personal interest.

Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting, and holding or representing at least thirty three and one third percent (33.33%) of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour of the time fixed for the Meeting, the Meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without further notice being given thereof, or to such other date, time and place as prescribed by the Board of Directors in notice to the shareholders, and the adjourned Meeting shall discuss those matters for which the first meeting was called. If no quorum is present at the adjourned Meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum, subject to the provisions of section 79(b) of the Companies Law.

VOTING PROCEDURES; EXPRESSING POSITIONS

Registered Shareholders

Shareholders registered in the Company's shareholders register ("Registered Shareholders") may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it either in the enclosed postage prepaid envelop or to the Company's offices. Registered Shareholders who vote their Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be.

Shareholders in “Street Name” whose Shares are held through CEDE & Co.

Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, through CEDE & Co., must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the Shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Shareholders in “Street Name” whose Shares are held through Members of the Tel Aviv Stock Exchange ("TASE")

Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, through members of the TASE, may vote their Shares either (i) in person or by proxy delivered to the Company together with an ownership certificate confirming their ownership of the Company’s Shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended; or (ii) electronically via the electronic voting system of the Israel Securities Authority which vote shall be cast no later than May 16, 2016 at 12:00 p.m. Israeli time. You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your Shares.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their Shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal, but they will be counted for the purpose of determining a quorum.

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares). If a shareholder’s proxy is not received by the Company no later than December 30, 2015 at 2:00 p.m. Israel time, it shall not be valid at the Meeting. Notwithstanding the aforesaid, the chairman of the Meeting may, at his or her discretion, accept proxies after such time if he or she so deems fit.

Position Statements

Shareholders are permitted to express their position on the proposal on the agenda of the Meeting by submitting a written statement, through the Company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to the Company at its registered offices, at8 Hamanofim Street, Herzliya, Israel, to the attention of Mr. Amir Philips, Chief Executive Officer of the Company, no later than April 17, 2016. Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about April 7, 2016 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefore. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

The Company had 5,133,630 Shares outstanding as of March 21, 2016 (Such number excludes: (i) 49,895 ordinary shares held by us or for our benefit, and (ii) 12,000 ordinary shares granted under our 2006 Plan held by a trustee for the benefit of the grantees thereunder, both have no voting or equity rights as of March 21, 2016 or within 60 days thereafter). Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth, as of March 21, 2016, the number of Shares owned by (i) all shareholders known to the Company to own 5% or more of the Shares and (ii) all current directors and officers of the Company as a group:

Name of Beneficial Owner	No. of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
The Capri Family Foundation (2)	3,796,284	73.95%
Shareholding of all directors and officers as a group (7 persons)(3)	309,509	5.9%

(1)
Number of shares and percentage ownership is based on 5,133,630 ordinary shares outstanding as of March 21, 2016. Such number excludes: (i) 49,895 ordinary shares held by us or for our benefit, and (ii) 12,000 ordinary shares granted under our 2006 Plan held by a trustee for the benefit of the grantees thereunder, both have no voting or equity rights as of the date hereof or within 60 days thereafter. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of March 21, 2016 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.

(2)
The information is accurate as of March 18, 2015, and based on Amendment No. 6 to Schedule 13D filed with the SEC on March 18, 2015, by The Capri Family Foundation. According to such Amendment No. 6 to Schedule 13D, Capri directly owns 3,796,284 of our ordinary shares. The core activity of Capri is the holding of investments. To the best of the Company’s knowledge, Capri is affiliated with Mr. Tom Wyler, the Chief Executive Officer of the Company’s subsidiary Optibase Inc., and with Mr. Reuwen Schwarz, a member of the Board of Directors.

(3)
Includes 159,225 ordinary shares, 34,640 vested restricted shares and 115,644 ordinary shares issuable upon exercise of options exercisable within 60 days of March 21, 2016. Excludes 12,000 ordinary shares held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, which have not vested on March 21, 2016 or within 60 days thereafter and do not acquire any voting or equity rights. No director or officer of the Company holds 1% or more of the Company's issued share capital.

Proposal No. 1

APPROVAL OF AN AMENDMENT TO THE COMPENSATION TERMS OF MR.
SHLOMO (TOM) WYLER, WHO IS AFFILIATED WITH THE COMPANY'S CONTROLLING
SHAREHOLDER, AS THE CHIEF EXECUTIVE OFFICER OF OPTIBASE INC., THE
COMPANY'S SUBSIDIARY

Following the approval by the Compensation Committee, the Audit Committee and the Board of Directors, it is proposed to approve an amendment to the compensation terms of Mr. Shlomo (Tom) Wyler, for his service as Chief Executive Officer of Optibase Inc., the Company's subsidiary. Mr. Wyler is also affiliated with the Company's controlling shareholder.1

1	See note 3 to "Beneficial Ownership of Securities by Certain Beneficial Owners and Management" above.

It is proposed to approve an amendment to Mr. Wyler's compensation terms in a manner that Mr. Wyler's annual gross base salary shall be $200,000 for a full time position (instead of the existing $170,000). Mr. Wyler will also be entitled to reimbursement of health insurance expenses of up to $24,000 per year, and to the reimbursement of reasonable work-related expenses incurred as part of his activities as Chief Executive Officer of Optibase Inc., of up to $50,000 per year.

The compensation terms detailed above shall enter into effect retroactively from January 1, 2016 and will remain in effect for a three-year term.

Summary of the Compensation Committee, the Audit Committee and the Board of Directors' Reasons for the Approval of This Proposal

The Compensation Committee, the Audit Committee and the Board of directors stated in their approval of the amendment to the compensation terms of Mr. Wyler that the new compensation terms are intended to compensate Mr. Wyler for his service as Chief Executive Officer of Optibase Inc. and his overall contribution to the Company.

Mr. Wyler has served as CEO of Optibase Inc., since January 2014 and has the required knowledge and skills for the performance of his service as Chief Executive Officer of Optibase Inc., including his vast experience in the U.S. real estate market and financing transactions, his rich experience, familiarity with the Company's business and his long term and deep acquaintance with the Company's operations during his service in various senior roles at the Company. In light of the above, the Audit Committee determined that no competitive process should be undertaken for Mr. Wyler's role at the Company and elected instead to receive an external analysis of the compensation paid in similar roles as detailed below.

The compensation terms of Mr. Wyler are fair and reasonable, taking into consideration, among other things, Mr. Wyler's skills, qualifications and experience as well as comparative compensation paid for similar positions in companies of similar size and type of the Company (based on an external analysis conducted by an independent consultant).

The Audit Committee and Board of Directors have further stated that the proposed compensation of Mr. Wyler as discussed above is in accordance with the Company's compensation policy for directors and officers as approved by the Company's shareholder at the annual general meeting held at December 19, 2013.

In light of all of the above, the Audit Committee, the Compensation Committee and Board of Directors concluded that the proposed compensation of Mr. Wyler is to the benefit of the Company.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the new compensation terms of Mr. Shlomo (Tom) Wyler, who is affiliated with the Company's controlling shareholder, as the Chief Executive Officer of Optibase Inc., the Company's subsidiary, having been approved by the Audit Committee, the Compensation Committee and the Board of Directors, and as presented to the shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

APPROVAL OF CERTAIN AMENDMENTS TO THE COMPENSATION TERMS OF MR.
AMIR PHILIPS, THE COMPANY’S CHIEF EXECUTIVE OFFICER

Following the approval by the Compensation Committee and the Board of Directors, it is proposed to approve certain amendments to the compensation terms of Mr. Amir Philips, the Company’s Chief Executive Officer and to approve a grant by the Company of a special bonus to Mr. Philips, as follows:

(a)	Mr. Philips' monthly gross base salary will be updated to NIS 65,000 for a full time position, as of January 1, 2016 and to NIS 75,000 as of January 1, 2017; and

(b)	Mr. Philips will be awarded a special bonus in the amount of NIS120,000.

The new compensation terms shall be in effect for a three year term as of January 1, 2016.

For details regarding the current compensation terms of Mr. Philips as the Company’s Chief Executive Officer, see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2015, as filed with the Securities and Exchange Commission on March 31, 2015.

Summary of the Compensation Committee and the Board of Directors’ Reasons for the Approval of This Proposal

The Compensation Committee and Board of directors stated in their approval of the compensation terms of Mr. Philips that the compensation is intended to compensate Mr. Philips for his service as the Company's Chief Executive Officer and his continued contribution to the Company's success.

Mr. Philips has served as the Company's Chief Executive Officer since June 2011. The terms of the overall compensation Mr. Philips will be entitled to, is fair and reasonable taking into consideration, among other things, Mr. Philips' knowledge and skills, qualifications and experience, as well as comparative compensation of chief executive officers of similar size and type of the Company (based on an external analysis conducted by an independent consultant).

The special bonus proposed to be granted to Mr. Philips is intended to compensate Mr. Philips for his continued services, achievements and contribution to the Company. Mr. Philips has served during the recent years in various senior managerial positions in the Company. During such time Mr. Philips has also led the Company's smooth transition into a real estate venture company and has been actively involved in the acquisition and ongoing supervision of the Company’s various real estate properties. In addition, Mr. Philips led the Company's successful bond offering to the public in Israel.

The Compensation Committee and Board of Directors have further stated that the proposed compensation of Mr. Philips as discussed above is in accordance with the Company's compensation policy for directors and officers as approved by the Company's shareholder at the annual general meeting held at December 19, 2013.

In light of all of the above, the Compensation Committee and the Board of Directors concluded that the proposed compensation is to the benefit of the Company.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the new compensation terms of Mr. Amir Philips, the Company's Chief Executive Officer, having been approved by the Compensation Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than May 16, 2016 at 2:00 p.m. Israel time.

By Order of the Board of Directors,

Alex hilman,
Executive Chairman of the Board of Directors

March 30, 2016

OPTIBASE LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 16, 2016

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Amir Philips and Yakir Ben-Naim, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Optibase Ltd. (the "Company"), standing in the name of the undersigned at the close of business on April 6, 2016, at the Special General Meeting of Shareholders of the Company to be held at the Company's offices, 8 Hamanofim Street, Herzliya, Israel, on Monday, May 16, 2016, at 6:00 p.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

A shareholder’s proxy card must be received by the Company no later than May 16, 2016 at 2:00 p.m. Israel time, otherwise it shall not be valid at the Meeting.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

The shares represented by this proxy card will be voted in the manner directed. To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted "FOR" all the proposals and in accordance with the discretion of the proxies on such other matters as may properly come before the meeting.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE
____________________________________________________________________

☒	Please mark your votes as in this example.

Proposal 1:

Approval of an amendment to the compensation terms of Mr. Shlomo (Tom) Wyler, who is affiliated with the Company's controlling shareholder, as the Chief Executive Officer of Optibase Inc., the Company's subsidiary.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 1? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 1).

YES	NO

☐	☐

Proposal 2:

Approval of certain amendments to the compensation terms of Mr. Amir Philips, the Company’s Chief Executive Officer.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 2 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 2).

YES	NO

☐	☐

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2016
(Signature of Stockholder)
(Signature of Stockholder)

Please sign exactly as your name(s) appears on your stock certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.